DOW INC.

2211 H.H. Dow Way

Midland, Michigan 48674

March 11, 2019

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dow Inc.
Registration Statement on Form 10-12B
File No. 001-38646

Dear Ms. Ravitz:

Reference is made to the Registration Statement on Form 10 (File No. 001-38646) (as amended to date, the “Registration Statement”), filed by Dow Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Company hereby respectfully requests that the effective date for the Registration Statement be accelerated to 5 p.m., Eastern time, on March 12, 2019, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder.

If the staff of the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Michael J. Aiello of Weil, Gotshal & Manges LLP (“Weil”) at (212) 310-8552 or Sachin Kohli of Weil at (212) 310-8294. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to either Mr. Aiello or Mr. Kohli and that such effectiveness also be confirmed in writing.

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Very truly yours,

DOW INC.

By:	/s/ Amy E. Wilson
Name: Amy E. Wilson
Title: Secretary